UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated May 26, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: May 26, 2010

BluePhoenix Solutions Reports First Quarter Results

Q1 Revenues of $17.3 million, Non-GAAP EPS of $0.01
HERZLIYA, Israel — May 26, 2010— BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced financial results for the first quarter. Revenues for the first quarter of 2010 were $17.3 million compared to $19.5 million in the previous quarter, and compared to $20.5 million in the first quarter of 2009.

Net income on a non-GAAP basis for the first quarter of 2010 was $0.2 million or $0.01 per diluted share, compared to $1.3 million or $0.06 per diluted share in the previous quarter, and compared to $1.4 million dollar or $0.07 per diluted share in the first quarter of 2009.

On a GAAP basis for the first quarter of 2010 the net loss was $2.2 million or ($0.09) per share, compared to net a loss of $9.1 million or ($0.40) per share in the previous quarter, and compared to a net loss of $1.8 million or ($0.09) per share for the first quarter of 2009. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

“While we are disappointed with the financial results of the first quarter, we have started implementing a plan that will lead us to sustainable profitable growth” commented Arik Kilman, CEO of BluePhoenix. “This plan includes:

- Selling certain non-core, less profitable consulting businesses while maintaining the focus on higher margin legacy and knowledge modernization

- Increase emphasis on cash flow from operations through continued expense controls as well as improving contractual terms

- Focus on relationships with strategic technology and system integration partners which will result in increased backlog and revenues.”

Non-GAAP Results (in thousands US$)	Q1/2010	Q4/2009		Q1/2009
Sales	17,348	19,539		20,500
Operating income	944	1,733		2,614
Net Income	170	1,293		1,371
Earnings per share, diluted	$0.01	$0.06		$0.07

GAAP Results (in thousands US$)	Q1/2010	Q4/2009		Q1/2009
Sales	17,348	19,539		20,500
Operating income (loss)	(1,979)	(10,622	)*	(573)
Net Income (loss)	(2,183)	(9,140	)*	(1,840)
Earnings per share, diluted	$(0.09)	$(0.40	)*	$(0.09)

* Including $5,670 for impairment of goodwill

Non-GAAP financial measures
The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP diluted earnings per share. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets;

•	Stock-based compensation

•	One time expenses related to cost saving plan and one time charges

•	Goodwill impairment

•	Revaluation of warrants and issuance costs

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

Conference Call

A conference call discussing BluePhoenix’ results for the first quarter of 2010, will take place today, May 26, 2010, at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by calling 877-941-4154 from within the United States or international +1-480-629-9751 at 8:25 a.m. The call will be webcast live by AT&T Broadcasting and can be accessed through the Bluephoenix website (http://www.bphx.com). Recordings of the call will be made available for download via the BluePhoenix website.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 13 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Nir Peles
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended
	March 31,
	2010	2009
	Unaudited

Revenues	$17,348	$20,500

Cost of revenues	10,213	10,961
Gross profit	7,135	9,539

Research and development costs	2,628	3,582

Selling, general and administrative expenses	6,486	6,530

Total operating expenses	9,114	10,112

Operating loss	(1,979)	(573)

Financial expenses, net	345	1,145

Loss before taxes	(2,324)	(1,718)

Taxes on income (benefit)	(223)	31

Net loss	(2,101)	(1,749)

Net income attributable to noncontrolling interests	82	91

Net loss attributable to BluePhoenix	$(2,183)	$(1,840)

Net loss per share:
Basic	$(0.09)	$(0.09)
Diluted	$(0.09)	$(0.09)

Shares used in per share calculation:
Basic	23,368	20,902

Diluted	23,368	20,902

BluePhoenix Solutions Ltd.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended
	March 31,
	2010	2009
	Unaudited

GAAP Gross Profit	$7,135	$9,539

Amortization of intangible assets	2,015	2,354
Expenses related to cost saving plan and one time charges	111	202
Non-GAAP gross profit	$9,261	$12,095

GAAP operating loss	$(1,979)	$(573)

Amortization of intangible assets	2,015	2,354
Expenses related to cost saving plan and one time charges	339	235
Stock-based compensations	569	598
Non-GAAP operating income	$944	$2,614

GAAP Net loss attributable to BluePhoenix	$(2,183)	$(1,840)

Amortization of intangible assets	2,015	2,354
Expenses related to cost saving plan and one time charges	339	235
Stock-based compensations	569	598
Revaluation of warrants and issuance costs	(570)	24

Non-GAAP Net profit attributable to BluePhoenix	$170	$1,371

Shares used in diluted earnings per share calculation	23,562	20,902

Non - GAAP Diluted Earnings per share	$0.01	$0.07

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2010	2009*
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$17,480	$22,328
Marketable securities	196	129
Trade accounts receivable	25,511	25,578
Other current assets	2,509	2,873

Total Current Assets	45,696	50,908

Non-Current Assets:

Investment in affiliated company	147	147
Property and equipment, net	1,794	1,890
Goodwill	52,385	51,990
Intangible assets and other, net	16,000	17,619

Total Non-Current Assets	70,326	71,646

TOTAL ASSETS	$116,022	$122,554

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$5,376	$2,490
Trade accounts payable	4,421	6,093
Deferred revenues	4,588	4,424
Other current liabilities	7,858	10,263

Total Current Liabilities	22,243	23,270

Non-Current Liabilities

Accrued severance pay, net	979	1,309
Loans from banks	9,677	12,887
Derivative liabilities - Warrants	1,844	2,414

Total Non-Current Liabilities	12,500	16,610

Total Equity	81,279	82,674

TOTAL LIABILITIES AND EQUITY	$116,022	$122,554

* Derived from audited financial statements.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Three months ended
	March 31,
	2010	2009
	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,101)	$(1,749)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,221	2,597
Decrease in accrued severance pay, net	(330)	(289)
Stock–based compensation	569	598
Change in fair value of warrants	(570)	-
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	21	(168)
Decrease in trade receivables	68	2,221
Decrease (increase) in other current assets	272	(72)
Decrease in trade payables	(1,672)	(110)
Decrease in other accounts payable	(521)	(1,801)

Net cash provided by (used in) operating activities	(2,043)	1,227

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(110)	(137)
Proceeds from sale of marketable securities	48	-
Additional consideration of previously acquired subsidiaries and activities	(1,791)	(1,422)
Investment in newly-consolidated activity	(702)	-

Net cash used in investing activities	(2,555)	(1,559)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit, net	3,000	30
Repayment of long-term loans	(3,250)	(258)
Purchase of treasury shares	-	(83)

Net cash used in financing activities	(250)	(311)

TOTAL NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,848)	(643)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	22,328	30,308
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$17,480	$29,665